SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35633; 812-15734

Venerable Variable Insurance Trust and Venerable Investment Advisers, LLC

June 11, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Section 15(c) of the Act.

Summary of Application: The requested exemption would permit a Trust's board of trustees to approve new sub-advisory agreements and material amendments to existing sub- advisory agreements without complying with the in-person meeting requirement of Section 15(c) of the Act.

Applicants: Venerable Variable Insurance Trust and Venerable Investment Advisers, LLC

Filing Dates: The application was filed on March 26, 2025, and amended on May 16, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on July 7, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESS: The Commission: Secretarys-Office@sec.gov. John J. O'Brien, Esq., Morgan, Lewis & Bockius LLP, 2222 Market Street, Philadelphia, Pennsylvania 19103, john.obrien@morganlewis.com, with a copy to Kristina Magolis, Venerable Investment Advisers, LLC, 1475 Dunwoody Drive, Suite 200, West Chester, Pennsylvania 19380, kristina.magolis@venerable.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated May 16, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.